SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-13163

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Res-Care, Inc. Retirement Savings Plan

B.                       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered

Public Accounting Firm Thereon)

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

Table of Contents

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator
ResCare, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ResCare, Inc. Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy & Bressler, LLP

Louisville, Kentucky
June 27, 2008

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS

Investments, at fair value	$96,764,412	$84,018,173

Receivables:
Employer’s contribution	517,281	543,955
Participants’ contribution	—	153,504

	517,281	697,459

Total assets	$97,281,693	$84,715,632

LIABILITIES

Miscellaneous liabilities	—	10,317

Net assets available for benefits at fair value	97,281,693	84,705,315

Adjustment from fair value to contract value for fully benefit responsive investment contracts	238,998	303,384

Net Assets Available For Benefits	$97,520,691	$85,008,699

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions To Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments	$2,414,916
Interest and dividends	5,574,792

7,989,708

Contributions:
Employer	4,751,286
Participants’	9,095,910
Rollover	838,168

14,685,364

Total additions	22,675,072

Deductions From Net Assets Attributed To:
Benefits paid	9,680,531
Administrative expenses	147,206
Participant loan distributions	335,343

Total deductions	10,163,080

Net increase	12,511,992

Net Assets Available For Benefits:

Beginning of year	85,008,699

End of year	$97,520,691

See accompanying independent auditor’s report and notes to financial statements.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A—DESCRIPTION OF PLAN

The following description of the Res-Care, Inc. Retirement Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution participant-directed plan covering certain employees of Res-Care, Inc. and certain subsidiaries (the Company) who work 1,000 hours or more during a calendar year.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Effective September 22, 2007, the Plan appointed Orchard Trust Company, LLC as trustee and custodian and Great-West Retirement Services as recordkeeper of the Plan, superseding U.S. Bank, N.A.

Contributions – Each year, participants may contribute up to 25 percent of pretax annual compensation, up to a dollar limit, as defined in the Plan.  The Company provides a discretionary contribution.  Currently, the Company provides a safe-harbor matching contribution of 100 percent for  the first 3 percent and 50 percent of the next 2 percent of base compensation that any non-highly compensated participant contributes to the Plan.  A highly compensated participant (HCE) is any employee who is a 5 percent or greater shareholder in the Company at any time during the year or earned and received gross compensation from the Company in excess of the HCE compensation cap for the preceding Plan year ($100,000 for the 2007 Plan year). At the end of each Plan year, management of the Company decides the extent to which a matching contribution will be made for HCE’s, who may receive the same match percentage or a lesser percentage.  During the first quarter of 2008, management determined that a matching contribution of $517,281 would be contributed for the HCE match for Plan year 2007.  This amount is included in the Employer’s contribution receivable amount on the statement of net assets available for benefits.

Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  During 2007, such distributions contributed to the Plan approximated $838,000.

Participants are immediately vested in their contributions and the Company matching contributions plus actual earnings thereon.

Participants’ Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) investment earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1 percent.  Principal and interest are paid ratably through payroll deductions at each regular pay period.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007

NOTE A–DESCRIPTION OF PLAN—CONTINUED

Payment of Benefits – Upon termination of service, a participant may elect to receive a lump-sum amount in cash equal to the value of the participant’s vested interest in his or her account, or a direct rollover into another qualified plan.  Benefits are also paid upon retirement, death or disability.

Forfeitures – Any forfeitures of terminated participants’ nonvested accounts are available to reduce the amount of employer matching contributions. For these purposes, all Trust Fund earnings and net gain or loss attributable to a forfeiture shall be treated as part of that forfeiture.  During 2007, no portion of the employer contributions recorded on the Statement of Changes in Net Assets Available for Benefits was reduced by forfeitures.   Forfeitures available to reduce future employer contributions are $73,232 as of December 31, 2007.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Following are the significant accounting policies followed by the Plan.

Basis of Presentation – The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

Investments – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Res-Care, Inc. common stock is traded on a national exchange and is valued using the last trading price on the last business day of the plan year. The Plan’s interest in registered investment companies (mutual funds) are stated at fair value as determined by quoted market prices on the last business day of the plan year. The fair value of the Plan’s interest in the common/collective trust fund (stable value fund) is based upon the net asset value of the fund reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the Plan Trustee. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates and assumptions.

Administration of Plan Assets – Contributions are held and managed by the Trustees, U.S. Bank, N.A. and Orchard Trust Company, LLC (effective September 22, 2007), which invests cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the participant loans, which is reimbursed to the Trustee through contributions as determined by the Company.

Payment of Benefits – Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE C—INVESTMENTS

The following table represents individual investments which exceed 5 percent of the Plan’s net assets available for benefits:

	December 31,
	2007	2006
Interest in common/collective trust fund (at contract value):
U.S. Bank Stable Asset Fund	$18,220,135	$16,841,796

Interest in registered investment companies (at fair value):
T. Rowe Price Mid Cap Growth Fund	15,236,218	13,222,038
T. Rowe Price Equity Income Fund	13,208,854	12,740,506
M F S Total Return Fund Class A	8,771,984	7,601,323
Federated G N M A Fund Institutional Service Shares	6,148,305	5,571,724
American Funds EuroPacific Growth Fund Class A	6,091,385	Less than 5%
First American Investment Funds Equity Index Class Y	5,959,222	5,368,891
American Funds Growth Fund of America Class A	5,711,743	4,449,390
Lord Abbott Small Cap Fund Class A	5,534,551	4,658,673

Common stock (at fair value):
Res-Care, Inc.	6,020,484	4,571,500

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007

NOTE C—INVESTMENTS—CONTINUED

During 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

Interest in common/collective trust fund:
U.S. Bank Stable Asset Fund	$737,259

Interest in registered investment companies:
American Funds EuroPacific Growth Fund Class A	327,313
American Funds Growth Fund of America Class A	124,424
Federated G N M A Fund Institutional Service Shares	44,172
First American Investment Funds Equity Index Class Y	83,870
Franklin Managed Trust Rising Dividends Fund	(173,727)
Lord Abbott Small Cap Fund Class A	(309,018)
M F S Total Return Fund Class A	(521,058)
T. Rowe Price Equity Income Fund	(475,664)
T. Rowe Price Mid Cap Growth Fund	994,021

Common stock:
Res-Care, Inc.	1,583,324

$2,414,916

NOTE D—RELATED PARTY TRANSACTIONS

Plan assets totaling $6,020,484 are invested in the common stock of Res-Care, Inc., a related party.  During the year ended December 31, 2007, the Plan had purchases and sales of this investment of approximately $621,400 and $277,960, respectively.  In addition, certain administrative functions are provided by the Company at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Company. These transactions qualify as party-in-interest transactions.

NOTE E—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F—INCOME TAXES

A determination letter dated June 12, 2007 has been received from the Internal Revenue Service stating that the Plan and the related trust qualified under the Internal Revenue Code and, therefore, are exempt from Federal income taxes.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2007

NOTE G—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007.

Net assets available for benefits per the financial statements	$97,520,691
Less: Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(238,998)

Net assets available for benefits per the Form 5500	$97,281,693

The following is a reconciliation of total additions per the financial statements to the Form 5500 as of December 31, 2007.

Total additions per the financial statements	$22,675,072
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	64,386

Total additions per the Form 5500	$22,739,458

NOTE H—RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”) effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  This statement increases consistency and comparability in fair value measurements and expands disclosures about fair value measurements.  In February 2008, FASB Staff Position No. 157-2 deferred the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The Company is currently evaluating the provisions of FAS 157 and does not expect the adoption to have a material impact on the Plan’s financial statements.

SUPPLEMENTARY SCHEDULE

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 61-0875371          Plan: 002

December 31, 2007

	Identity of Issue, Borrower,		Current
(a)	Lessor, or Similar Party (b)	Description of investment (c)	Value (e)

	Orchard Trust Company, LLC	American Funds EuroPacific Growth Fund Class A – 119,744 shares	$6,091,385
	Orchard Trust Company, LLC	American Funds Growth Fund of America Class A – 167,943 shares	5,711,743
	Orchard Trust Company, LLC	Federated G N M A Fund Institutional Service Shares – 564,583 shares	6,148,305
	Orchard Trust Company, LLC	First American Investment Funds Equity Index Class Y – 223,611 shares	5,959,222
	Orchard Trust Company, LLC	Franklin Managed Trust Rising Dividends Fund – 81,535 shares	2,747,744
	Orchard Trust Company, LLC	Lord Abbott Small Cap Fund Class A – 198,442 shares	5,534,551
	Orchard Trust Company, LLC	M F S Total Return Fund Class A – 575,590 shares	8,771,984
	Orchard Trust Company, LLC	T. Rowe Price Equity Income Fund – 471,072 shares	13,208,854
	Orchard Trust Company, LLC	T. Rowe Price Mid Cap Growth Fund – 266,974 shares	15,236,218
	Orchard Trust Company, LLC	U.S. Bank Stable Asset Fund – 489,131 shares	17,981,137
*	Orchard Trust Company, LLC	Res-Care, Inc. Common Stock – 103,822 shares	6,020,484
*	Participant Loans	Interest rates 5% - 10.5% per annum, various maturities	3,352,785

			$96,764,412

* Denotes party-in-interest

Cost information (column (d)) is not required due to Plan being participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RES-CARE, INC.

	By:	/S/ Ralph G. Gronefeld, Jr.
Ralph G. Gronefeld, Jr.
President and Chief Executive Officer

	By:	/S/ David W. Miles
David W. Miles
Executive Vice President and
Chief Financial Officer

Date: June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm